


15005034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19/14

January 26, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-26-15

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated December 19, 2014

Dear Mr. McGawn:

This is in response to your letters dated December 19, 2014 and January 8, 2015 concerning the shareholder proposal submitted to Chipotle by the International Brotherhood of Electrical Workers Pension Benefit Fund. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Chipotle's intention to exclude the proposal from Chipotle's proxy materials solely under rule 14a-8(i)(9). We also have received a letter on the proponent's behalf dated January 5, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Chipotle may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 19, 2014, I submitted a letter (the "December 19, 2014 letter") on behalf of Chipotle Mexican Grill, Inc. (the "Company") informing the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy materials for its 2015 Annual Meeting of Shareholders (collectively, its "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund"). The December 19, 2014 letter also requested that the Staff confirm that it will not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

By letter dated January 5, 2015, The Marco Consulting Group ("Marco Consulting"), a third party apparently acting on the Fund's behalf, submitted a response to the December 19, 2014 letter, asserting that the relief sought in the December 19, 2014 letter should not be granted. For the reasons set forth in the December 19, 2014 letter and in this letter, the Company continues to believe that the Proposal may be excluded from the 2015 Proxy Materials and that the Company's request for no-action relief should be granted.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company is submitting this letter via e-mail to shareholderproposals@sec.gov and is concurrently sending a copy of this correspondence via e-mail to the Fund.

BASIS FOR EXCLUSION

Marco Consulting argues that the Shareholder Proposal should not be excluded from the 2015 Proxy Materials because the proposal includes language stating that it "shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting." Marco Consulting asserts that this language distinguishes the Shareholder Proposal from the numerous instances cited in the December 19, 2014 letter in which the Staff has concurred, based on conflicts with a company's own proposal, with the exclusion of proposals substantially similar to the Shareholder Proposal.

However, Marco Consulting offers no explanation for how the language quoted above differs from the language of the proposal in *Sysco Corporation*, which, as noted in the December 19, 2014 letter, included language stating that the policy sought there "should be implemented after the

2013 annual meeting of shareholders so as not to violate . . . the terms of any compensation or benefit plan . . . being voted on at the 2013 annual shareholders meeting." That language is substantively the same as the language in the Shareholder Proposal stating that the policy being advanced "shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting." The proponent in *Sysco Corporation* argued that the language of its proposal precluded exclusion under Rule 14a-8(i)(9), noting that the proposal "explicitly states its consideration by the board would come after the annual meeting, where the management proposal on [Sysco's] 2013 Long-Term Incentive Plan ('LTIP') will be proposed." The SEC rejected this argument, accepting Sysco's view that the proposal directly conflicted with the company's intended proposal to approve its long-term incentive plan.

Marco Consulting suggests that the language it quotes from the Shareholder Proposal clarifies some unidentified ambiguity in the language of the *Sysco Corporation* shareholder proposal. It seems an extraordinary stretch, however, to find any ambiguity in the *Sysco* proposal's language, which explicitly stated that the policy "should be implemented . . . so as not to violate . . . the terms of any compensation or benefit plan . . . being voted on at the 2013 annual shareholders meeting." This language was presumably an explicit attempt to avoid possible exclusion of the Sysco proposal under Rule 14a-8(i)(9). And indeed, the proponent in that instance further clarified its intent by explicitly arguing that its proposal was "forward looking and simply asks the [c]ompany to consider the policy after shareholders vote on all the other items on the ballot, including a possible management proposal to approve the LTIP," and that "[the] purpose of the [p]roposal is to improve upon the [c]ompany's existing LTIP." Marco Consulting makes substantially the same argument when it says the Fund's "request is that once shareholders vote on the Company's stock plan, the board should then consider the vote results on the Proposal and - if warranted - implement a pro rata vesting policy as an addition to the plan terms already in place." There is no substantive difference between a proposal urging adoption of a policy "after the . . . annual meeting of shareholders so as not to violate . . . the terms of any compensation plan" being voted on at the meeting, and a proposal urging adoption of the same policy that "shall apply only to equity awards made under . . . plans . . . that shareholders approve after the date of" the meeting. As a result, both the substance and content of the proposal in *Sysco Corporation* were fundamentally the same as those of the Shareholder Proposal, and just as the Staff allowed exclusion of the proposal in *Sysco Corporation*, the Staff should allow exclusion of the Shareholder Proposal as well.

Moreover, Marco Consulting's letter ignores that the position accepted by the Staff in *Sysco Corporation* is consistent with other no-action letters that involved similar counterarguments by shareholder proponents advancing proposals similar to the Shareholder Proposal. *See e.g. McKesson Corp.* (May 1, 2013) (Staff concurred with exclusion under Rule 14a-8(i)(9) even though the shareholder argued that there was no conflict between the company's proposed stock plan and the shareholder proposal because, if the proposal for adoption of the company plan were approved by shareholders, <u>the contractual rights of future grantees would be fixed, while the policy suggested in the proposal would not be developed until after the meeting</u>); *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013) (Staff concurred with exclusion under Rule 14a-8(i)(9) even though the proponent argued that its proposal did not conflict with the company's proposed long-term incentive plan because the shareholder proposal constituted "a suggestion for the board to weigh <u>after the 2013 annual meeting</u>," and therefore <u>the effective date of the proposed policy would be subsequent to the effective date of the company plan submitted for shareholder approval</u>). In other words, the Staff has repeatedly rejected the argument that a shareholder can avoid exclusion under Rule 14a-8(i)(9) of a proposal seeking a policy to restrict acceleration of vesting by simply structuring its proposed policy as forward-looking or applicable only in the future.

In sum, the Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where shareholders would otherwise be asked to vote on both (i) a shareholder proposal seeking a policy - regardless of the proposed timing for the policy to take effect - to restrict acceleration of equity awards, and (ii) a company-sponsored equity compensation plan proposal that includes provisions expressly providing for accelerated vesting of such awards. We believe the Staff has correctly concluded that in such situations, shareholders are voting on a policy matter. The policy matter that shareholders are voting on is whether there should be a prohibition on acceleration of vesting of any equity award granted to a named executive officer in connection with a change in control (subject to a limited exception for pro-rata vesting). As discussed by the company in *Sysco Corporation*, it is the restraint on vesting, not the timing of these proposals' implementation, that is the crux of the proposals. The restraint on vesting called for in the Shareholder Proposal, as a policy matter, clearly conflicts with the Company's proposal calling for shareholder approval of the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan, which contains provisions expressly requiring the acceleration of vesting that the Shareholder Proposal seeks to restrict. Inclusion of both the Company's proposal and the Shareholder Proposal in the 2015 Proxy Materials would, therefore, present alternative and conflicting decisions of shareholders and would create the potential for inconsistent and ambiguous results.

CONCLUSION

For the foregoing reasons, as well as those addressed in the December 19, 2014 letter, we believe that the Shareholder Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(9). Accordingly, we respectfully reiterate our request that the Staff confirm that it would not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Jennifer Dodenhoff, IBEW
(via e-mail to jennifer_dodenhoff@ibew.org)
Maureen O'Brien, Marco Consulting Group
(via e-mail to Obrien@marcoconsulting.com)



January 5, 2015

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Chipotle Mexican Grill, Inc. by the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen,

By letter dated December 19, 2014, Chipotle Mexican Grill, Inc. ("Chipotle" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Chipotle omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Chipotle.

The Proposal requests that Chipotle adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or pro rata basis.

Chipotle claims that it may exclude the Proposal in reliance on Rule 14-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the Company's 2015 Annual Meeting of Shareholders. The Proponent disputes Chipotle's argument for reasons explained below.

The Proposal Does Not Directly Conflict with the Company's Own Proposal to be Submitted to Shareholders at the Company's 2015 Annual Meeting of Shareholders.

Chipotle intends to include a proposal in its proxy statement that asks shareholders to adopt a stock plan. The terms of the stock plan allow for equity awards to accelerate in connection with a change in control and termination. The Proposal calls for the equity awards to vest on a pro rata basis under those conditions.

If fact, the Proponent intentionally drafted this proposal to Chipotle with unique language to avoid the potential conflict the Company cites. The Proponent's explicit request is that once shareholders vote on the Company's stock plan, the board should then consider the vote results on the Proposal and--if warranted—implement a pro rata vesting policy as an addition to the plan terms already in place.

As Chipotle dutifully documents in the letter, similar proposals at *Sysco Corporation* (September 20, 2013), *Community Health System, Inc.* (March 7, 2014), *Conoco Phillips* (February 28, 2014), *Medtronic* (June 25, 2013), *McKesson Corp.* (May 1, 2013), *Southwestern Energy Co.* (March 7, 2013) and *Verizon Communications Inc.* (February 8, 2013), *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013) were omitted on the grounds those proposals conflicted with a management proposal.

However, none of the prior cases Chipotle cites in its request for no action relief use the identical clarifying language in the Proposal cited below:

> "The resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting." (Emphasis supplied).

This revised language makes the Proponent's intention clear. The goal of the Proponent is not to confuse the board but to urge that it consider the Proposal subsequent to any shareholder vote on a management proposal on equity plans. Since the Staff did not find language in previous versions of the Proposal to be sufficiently clear on this point, the Proponent drafted with Proposal with more explicit language. As a result, shareholders will not face alternative or conflicting decisions on the Proposal and management's proposal to approve a stock plan.

Management's proposal to adopt the Amended and Restated 2011 Stock Incentive Plan asks shareholders to consider many details: the type of equity awards; the performance standards; the categories of persons who are eligible to receive awards under the plan; and any administrative changes that will be revealed in the 2015 proxy. The vote on management's proposal asks shareholders to cast an up or down decision on a host of details that cumulatively comprise the stock plan.

This Proposal asks shareholders to vote on a very specific policy limited in scope to how awards accelerate. Votes to approve both the stock plan and the Proposal should convey to the board that the plan is approved and the board should consider implementing pro rata vesting in the particular scenario of a change in control and termination.

* * * * *

For the foregoing reasons, the Proponent believes that the relief sought in Chipotle's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Director of Corporate Governance

Cc: Michael McGawn
Corporate Compliance Counsel
1401 Wynkoop Street, Suite 500
Denver, CO 80202
mmcgawn@chipotle.com



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 19, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, its "2015 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2015 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Fund. Also included herewith is a copy of the Shareholder Proposal (Exhibit A).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Fund that if the Fund elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: The shareholders ask the board of directors of Chipotle Mexican Grill to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect [sic] any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the Company's 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting").

DISCUSSION

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Company will include in the 2015 Proxy Materials, and present for shareholder approval at the 2015 Annual Meeting, a proposal to adopt the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the "Plan"), under which the Company will be authorized to make grants of equity-based awards to Company employees, including the Company's named executive officers. The Company is including the proposal to adopt the Plan in order to increase the number of shares authorized for issuance under the Plan, to expand the categories of persons who may receive awards under the Plan, to approve the performance goals under the Plan for purposes of Section 162(m) of the Internal Revenue Code, and to make administrative changes to the Plan.

The Plan will include the following provisions relating to acceleration of vesting and exercisability of awards following a change in control of the Company (with "Qualifying Termination" being defined as termination of a participant's employment Without Cause or for Good Reason, each as defined in the Plan, within two years of a Change in Control as defined in the Plan):

> In relation to Options:
>
> (d) <u>Effect of Qualifying Termination</u>
>
> If a Participant experiences a Qualifying Termination or a Director's service on the Board terminates in connection with or as a result of a Change in Control, each Option outstanding immediately prior to such Qualifying Termination or termination of a Director's service *shall become fully and immediately vested and exercisable* as of such Qualifying Termination or termination of a Director's service *and shall remain exercisable until its expiration, termination or cancellation pursuant to the terms of the Plan and the agreement evidencing such Option.* (emphasis added)

In relation to Other Stock-Based Awards:

(d) <u>Effect of Qualifying Termination; Other Termination Provisions</u>

Except as may be expressly provided to the contrary by the Committee in an agreement evidencing the grant of an Other Stock-Based Award or any employment, severance, change in control or similar agreement entered into with a Participant, if a Participant experiences a Qualifying Termination or a Director's service on the Board terminates in connection with or as a result of a Change in Control, each Other Stock-Based Award outstanding immediately prior to such Qualifying Termination or termination of a Director's service *shall become fully and immediately vested and, if applicable, exercisable* as of such Qualifying Termination or termination *and shall remain exercisable until its expiration, termination or cancellation pursuant to the terms of the Plan and the agreement evidencing such Other Stock-Based Award.* (emphasis added)

The Shareholder Proposal, which seeks the adoption of a policy that would prohibit accelerated vesting of equity awards granted to named executive officers in the event of a change in control (subject to a limited exception for pro rata vesting), directly conflicts with the above-referenced provisions of the Plan, which would expressly provide for full, accelerated vesting of equity awards in the event of a specified event of termination in connection with a change of control.

The Staff has recently permitted the exclusion of a proposal that was substantively the same as the Shareholder Proposal, based on a company's intent to seek shareholder approval of a plan contemplating change-in-control vesting provisions that conflicted with the terms of the shareholder proposal. *See Sysco Corporation* (September 20, 2013). The proposal in question in *Sysco Corporation* sought the adoption of substantially the same policy as the proposal sought in the Shareholder Proposal:

> [I]n the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer (as defined in Item 402 under Regulations [sic] S-K), provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the executive's termination, with such qualifications for an award as the Committee may determine.

This is substantively identical to the language of the Shareholder Proposal, and as a result we believe the Shareholder Proposal is excludable under Rule 14a-8(i)(9), just as the proposal in Sysco Corporation was excludable.

Allowing exclusion of the Shareholder Proposal would also be consistent with numerous recent no-action letters permitting exclusion of similar proposals in similar circumstances. *See, e.g., Community Health Systems, Inc.* (March 7, 2014) (proposal seeking policy prohibiting accelerated vesting of executives' equity awards in the event of termination following a change in control excluded due to conflict with company proposal for shareholder approval of a plan providing for accelerated vesting of awards in the event of certain terminations following change of control, or if outstanding awards are not assumed in change of control); *Conoco Phillips* (February 28, 2014) (proposal seeking policy prohibiting accelerated vesting of performance-based equity awards to senior officers excluded due to conflict with company proposal for shareholder approval of a plan providing for full, accelerated vesting of equity awards in the event of a change of control followed by a specified termination event); *Medtronic, Inc.* (June 25, 2013) (proposal seeking policy prohibiting accelerated vesting of executives' equity awards in the event of a change in control excluded due to conflict with company proposal for shareholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights will become fully vested and exercisable, to the extent a replacement award meeting specified requirements is not provided to the participant); *McKesson Corp.* (May 1, 2013) (proposal seeking policy prohibiting accelerated vesting of executives' equity awards in the event of a change in control excluded due to conflict with company proposal for shareholder approval of plan permitting the grant of awards that provide for full vesting in the event of a qualifying termination of service that occurs in connection with a change in control); *Southwestern Energy Co.* (March 7, 2013) (proposal seeking policy prohibiting accelerated vesting of executives' equity awards in the event of a change in control excluded due to conflict with company proposal for shareholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting will become fully and immediately vested); and *Verizon Communications Inc.* (February 8, 2013) (proposal seeking policy prohibiting accelerated vesting of executives' equity awards in the event of a change in control excluded due to conflict with company proposal for shareholder approval of amended and restated long-term incentive plan that expressly provided for accelerated vesting if a specified termination event occurred within 23 months following a change in control).

Moreover, the Staff permitted exclusion of the proposal in *Sysco Corporation* notwithstanding the inclusion of language delaying implementation of the policy being requested until "after the 2013 annual meeting of shareholders so as not to violate . . . the terms of any compensation or benefit plan . . . being voted on at the 2013 annual shareholders meeting." That language is substantively the same as the language in the Shareholder Proposal stating that the policy being advanced in the Shareholder Proposal "shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting." The proponent in *Sysco Corporation* argued that this language precluded Sysco from excluding the proposal under Rule 14a-8(i)(9), noting that the proposal "explicitly states its consideration by the board would come after the annual meeting, where the management proposal on [Sysco's] 2013 Long-Term Incentive Plan ('LTIP') will be proposed." Ultimately, however, the SEC rejected this argument, taking the position that the proposal directly conflicted with the plan that Sysco intended to submit for shareholder approval.

The position accepted by the Staff in *Sysco Corporation* is consistent with other no-action letters that involved similar proposals and similar counterarguments by the shareholder proponents. *See e.g. McKesson Corp.* (May 1, 2013) (granting relief under Rule 14a-8(i)(9) even though the shareholder proponent argued that there was no conflict between the proposed stock plan and the shareholder proposal because, if the proposal for adoption of the company plan were approved by shareholders, the contractual rights of future grantees would be fixed, while the policy suggested in the proposal would not be developed until after the meeting). Similarly, in *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013), the shareholder proponent argued that its proposal did not conflict with the company's proposed long-term incentive plan because the shareholder proposal constituted "a suggestion for the board to weigh after the 2013 annual meeting," and therefore the effective date of the proposed policy would be subsequent to the effective date of the company plan submitted for shareholder approval. The Staff rejected both of these arguments, as it granted no-action relief in both cases, just as we are asking the Staff to do here.

As demonstrated by the no-action letters cited above, the Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where shareholders would otherwise be asked to vote on both (i) a shareholder proposal seeking a policy to restrict acceleration of equity awards, and (ii) a company-sponsored equity compensation plan proposal that includes provisions expressly providing for accelerated vesting of such awards. Submission of the Shareholder Proposal to a vote at the same meeting at which the Company will submit the Plan would result in shareholders facing alternative and conflicting decisions in light of the Shareholder Proposal's direct conflict with the terms and provisions of the Plan. Consequently, the Company is entitled to exclude the Shareholder Proposal under Rule 14a-8(i)(9).

CONCLUSION

For the foregoing reasons, we believe that the Shareholder Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(9). Accordingly, we respectfully request that the Staff confirm that it would not recommend enforcement action if the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Jennifer Dodenhoff, IBEW
(via e-mail to jennifer_dodenhoff@ibew.org)

Exhibit A



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 17, 2014

VIA CERTIFIED MAIL

Mr. Montgomery F. Moran
Co-Chief Executive Officer, Director,
and Corporate Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

Dear Mr. Moran:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Chipotle's ("Company") proxy statement to be circulated to shareholders in conjunction with the next Annual Meeting of Shareholders in 2015.

The proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Chipotle's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2015 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,



Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: The shareholders ask the board of directors of Chipotle Mexican Grill to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

SUPPORTING STATEMENT

Chipotle Mexican Grill ("Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change in control as of Dec. 31, 2013 could have accelerated the vesting of $217 million worth of long-term equity to Company's four senior executives, with $174 million going to the co-CEOs, Steve Ells and Monty Moran.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.